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                   February 9, 2022

       Andrey Zarur
       President and Chief Executive Officer
       GreenLight Biosciences Holdings, PBC
       200 Boston Avenue
       Medford, Massachusetts 02155

                                                        Re: GreenLight
Biosciences Holdings, PBC
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2022
                                                            File No. 333-262574

       Dear Dr. Zarur:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Life Sciences
       cc:                                              John D. Hancock